

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 2, 2020

Richard King
Chief Executive Officer
Spruce Biosciences, Inc.
2001 Junipero Serra Boulevard, Suite 640
Daly City, CA 94014

Re: Spruce Biosciences, Inc.
Draft Registration Statement on Form S-1
Exhibit No. 10.20
Submitted August 7, 2020
CIK No. 0001683553

Dear Mr. King:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance